

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2023

Aslo Taylor
CEO
Get Real USA, Inc.
38276 Pine Creek Place
Murrieta, CA 92562

       Re: Get Real USA, Inc.
          Offering Statement on Form 1-A
          Filed February 24, 2023
          File No. 024-12165

Dear Aslo Taylor:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Mateo at 202-551-3465 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance

cc: William B. Barnett, Esq.